Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: This communication was distributed by AMR Corporation to certain employees on February 18, 2013 via e-mail and AMR Corporation’s intranet. The content of the communication under the AA System News header was excerpted from a The Atlanta Journal-Constitution story first published on February 17, 2013, and a ABC News story first published on February 18, 2013.

Monday, February 18, 2013

AA System News

Airline merger wave crests with American-US Airways

The merger of American Airlines and US Airways will create a new mega-carrier that will be a stronger national and international rival for Atlanta-based Delta Air Lines. And Delta’s OK with that. “We think it’s good for the industry,” Delta president Ed Bastian said at a breakfast meeting last week as the American-US Airways deal, announced Thursday, took shape. He added it would lead to more “disciplined” competition in the industry. The deal is seen as concluding an era of consolidation that started with the Delta-Northwest merger of 2008 and has now shrunk the industry to four major players: United, American-US Airways, Delta and Southwest. Industry executives say the realignment will calm the fierce competition in the industry that drove billions of dollars of losses in past years, due to excess capacity and fare wars. Flier advocates, however, warn that fewer airlines competing against each other could mean higher fares and fees. The deal comes as part of American’s restructuring under Chapter 11 bankruptcy protection and US Airways’ ambitions to grow and vault into the big leagues with airlines the size of Delta and United. US Airways chief executive Doug Parker – who tried but failed to engineer a merger with Delta during Delta’s bankruptcy several years ago - sees the deal as the last major airline merger among U.S. carriers. “This is the last major piece needed to fully rationalize the industry, enabling airlines to not only be intentionally competitive but also sustainably profitable,” Parker said.... (The Atlanta Journal-Constitution)

Pros and Cons of an American and US Airways Merger - American Airlines and US Airways still have to convince the Federal Trade Commission that their proposed merger doesn’t create a monopoly, but company officials and industry observers seem confident it will go through. All in all, travel experts say miles-holders usually “fare” fine in these situations – pardon the pun. But there are upsides and downsides to everything. Here are some of the main ones. Pro: More places to go. The new airline, which will be called American, promises to make 6,700 flights a day on 600 planes to 336 cities in 56 countries! Nicer aircraft. American has been pushing and publicizing nice amenities like more seats that lie flat, personal in-flight entertainment systems, worldwide Wi-Fi and more... Possible Perks. American serves more meals in flight on shorter runs and lets you use miles to book one-way seats. On the other hand, US Airways is known for its enticing frequent flyer redemption rates... Con: Fewer partner airlines...

the newly merged airline will choose to be a part of the OneWorld alliance, of which American is currently a member, and not the Star Alliance, with which US Airways has long been affiliated. “That means it will go from having 27 partners down to just 11,” Kelly says. Potentially higher fares. In a conference call, the leaders of the new “Franken-airline” swore up and down that their marriage will bring fares down, not up. They argue that as a single, more robust airline they’ll be better able to compete with the other big guys. However, fewer players traditionally mean higher prices. Classic supply and demand. So we’ll see. More customer competition. When any two airlines merge, there are more top-level flyers under one roof,... That means competition for free seats and upgrades could be ratcheted up. (abc News)

Aviation Industry News

Braniff, TWA among dozens of bygone carriers - The U.S. airline industry was once filled with dozens of carriers whose planes crisscrossed the nation and flew over oceans, but consolidation has culled the flock to just a handful of companies. The pending merger of American Airlines and US Airways will leave four big airlines that will dominate the U.S. travel market — the post-merger American, United, Delta and Southwest — and a smattering of smaller rivals. Here are some famous airlines that failed or were bought out by rivals: Pan Am. It started with mail delivery in the 1920s and grew into a giant of international passenger service. It started operating jets in 1958 and was a symbol of luxury travel in the 1960s. Years of financial trouble and rising competition took their toll. Pan Am sold off valuable assets including its Pacific routes and New York-to-London route. It failed in 1991, although other companies have reused the name since. TWA. Trans World Airways was a major domestic player and competed with Pan Am on international routes. Known for leading technology, TWA used pressurized planes and was an early proponent of jets. It struggled with high fuel prices in the 1970s and — after deregulation of the airlines — competition from low-fare carriers in the 1980s. Corporate raider Carl Icahn bought it and sold many routes. American Airlines bought TWA out of bankruptcy in 2001 and retired the name. Braniff. It built a powerful hub airport operation in Dallas and roamed across the middle of the country and even as far as Hawaii with a fleet of colorfully painted planes. Braniff was squeezed by competition from American and upstart Southwest Airlines, however, and it shut down in 1982. Jay Pritzker, whose family owned the Hyatt Hotels chain, resurrected an airline that came to be

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known in the industry as Braniff II, but it too failed. Eastern Air Lines. Famed aviator Eddie Rickenbacker bought Eastern, which had been pieced together from several predecessors, in 1938. It built a successful network along the East Coast and launched low-fare shuttle flights from New York to Washington and Boston. It was hurt by competition from Delta and People Express and was beset by labor-management tension, including strikes, under Frank Lorenzo. It failed in 1991. People Express. One of the first airlines to take advantage of deregulation. People Express was modeled after a British low-fare airline, and started flying in 1981 in Newark, N.J. It grew quickly — maybe too quickly. Burdened with debt, it was merged with Continental in 1986. A new carrier began using the name last year. Northwest Airlines. The Minnesota-based carrier was noted for its strong routes across the Pacific to Japan. In 1993, it formed a partnership with Dutch carrier KLM, and that deal became the forerunner of modern airline alliances. Delta Air Lines bought Northwest in 2008, making Delta the biggest airline in the world — at least until 2010. Continental Airlines. It began as Varney Speed Lines in the 1930s and eventually grew to offer transcontinental and international service. Lorenzo’s Texas International bought the airline and combined it with others including Frontier and New York Air. It went through two bankruptcies but was brought back from the brink by CEO Gordon Bethune. It combined with United Airlines in 2010, allowing United to surpass Delta as the world’s biggest airline. The final Continental flight landed in March 2012. (The Associated Press)

Heathrow profit rises on airline tariffs - Heathrow Ltd, the British airport operator formerly known as BAA, posted a strong rise in full year profit, largely driven by an increase in the fees it charges airlines. Ferrovial’s (FER.MC) Heathrow on Monday said its 2012 earnings before interest, tax, depreciation and amortization rose 11.6 percent to 1.26 billion pounds on revenues 2.46 billion pounds. The operator has increased airport tariffs by an average of 12.5 percent since April 2011. The company said passenger traffic at London’s Heathrow, Europe’s busiest airport, rose 0.9 percent to 70 million during the year, while traffic at London Stansted fell 3.2 percent to 17.5 million. The group last week unveiled a 3 billion pounds five-year investment plan, which could see passengers facing a rise in ticket prices. (Reuters)

New report questions FAA’s airline safety promise -

Since a deadly airline crash in 2009, the government hasn’t kept its promise to ensure that major airlines are holding their smaller partners to the same safety standards, a federal watchdog says. The Transportation Department’s inspector general faults the Federal Aviation Administration for not taking steps to encourage the big airlines “to consistently share safety information and best practices” with regional airlines that operate flights under contract for them. More than half of all airline flights in the U.S. are operated by regional airlines using names such as United Express, Delta Connection, American Connection and US Airways Express under code-sharing arrangements. A flight operated by regional carrier Colgan Air for Continental Airlines under the name Continental Express crashed in February 2009 near Buffalo, N.Y., killing 50 people. After that crash, officials at the department and the FAA said they would begin reviewing code-share contracts to see if they impinged on safety.... A National Transportation Safety Board investigation and congressional hearings after the Colgan crash pointed out the differences in safety cultures that sometimes occur between the two types of airlines. The FAA also doesn’t have procedures in place “to advance the agency’s commitment to ensure the same level of safety between mainline air carriers and their code-share partners,” the report said. Responding to the report, Robert Rivkin, the Transportation Department’s general counsel, said the FAA “believes that all carriers... meet an appropriate level of safety” regardless of whether they are in a code-share agreement.... (Associated Press)

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.